Exhibit 12

MAGELLAN MIDSTREAM PARTNERS, L.P.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	Year Ended December 31,					Nine Months Ended September 30, 2012
	2007	2008	2009	2010	2011
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle*	$228,295	$328,023	$224,705	$307,219	$408,669	$279,004
Add: Fixed charges	56,816	57,792	74,750	97,991	110,946	89,096
Amortization of interest capitalized	533	641	715	729	739	566
Distributed income of equity investees	3,800	5,200	4,558	4,853	5,598	6,103
Less: Interest capitalized	(4,452)	(4,803)	(3,510)	(2,943)	(3,174)	(3,331)
Total earnings	$284,992	$386,853	$301,218	$407,849	$522,778	$371,438

FIXED CHARGES:
Interest expense	$50,504	$51,961	$69,847	$93,436	$105,695	$84,023
Interest capitalized	4,452	4,803	3,510	2,943	3,174	3,331
Debt amortization expense	1,554	767	1,112	1,401	1,831	1,556
Rent expense representative of interest factor	306	261	281	211	246	186
Total fixed charges	$56,816	$57,792	$74,750	$97,991	$110,946	$89,096
Ratio of earnings to fixed charges	5.0	6.7	4.0	4.2	4.7	4.2

*    Excludes income from equity investments.